UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 4, 2023

PROSPECTOR CAPITAL CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39854	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1250 Prospect Street, Suite 200

La Jolla, California 92037

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (858) 449-9643

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	PRSRU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	PRSR	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	PRSRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On December 1, 2023, Prospector Capital Corp. (“Prospector”) issued a press release announcing that it will hold an Extraordinary General Meeting of its shareholders on December 13, 2023 to, among other things, approve the proposed business combination (the “Business Combination”) with LeddarTech Inc., a corporation existing under the laws of Canada (“LeddarTech”), and LeddarTech Holdings Inc., a company incorporated under the laws of Canada and a wholly owned subsidiary of LeddarTech (“Newco”). The Extraordinary General Meeting will be held virtually, at https://www.cstproxy.com/prospectorcapital/egm2023.

Holders of Class A ordinary shares of Prospector (the “Prospector Class A Shares”) may redeem their Prospector Class A Shares included in the units sold in Prospector’s initial public offering (the “public shares”) for cash if the Business Combination is consummated. Holders of public shares or units who wish to exercise their redemption rights must follow the detailed procedures described in the proxy statement/prospectus included in a Registration Statement on Form F-4 (the "Registration Statement") filed with the U.S. Securities and Exchange Commission by Newco. A definitive proxy statement/prospectus will be provided and will be publicly available at www.sec.gov once the Registration Statement of which it forms a part is declared effective. YOU ARE URGED TO PROMPTLY CONTACT YOUR BROKER OR OTHER CUSTODIAN THROUGH WHOM YOU MAY OWN PUBLIC SHARES OR UNITS IF YOU WISH TO REDEEM YOUR PROSPECTOR CLASS A SHARES. HOWEVER, YOU MAY NOT VOTE OR REDEEM YOUR PROSPECTOR CLASS A SHARES UNTIL YOU RECEIVE THE DEFINITIVE PROXY STATEMENT.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the deadline for submitting redemption requests and thereafter, with Prospector’s consent, until the closing of the Business Combination. If a holder delivers their public shares for redemption to the Transfer Agent and later decides to withdraw such request prior to the deadline for submitting redemption requests, the holder may request that the Transfer Agent return the shares (physically or electronically).

Any corrected or changed written demand of redemption rights must be received by the Transfer Agent prior to the vote taken on the proposal to approve the Business Combination at the Extraordinary General Meeting. No demand for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to the Transfer Agent prior to the deadline for submitting redemption requests.

A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated December 1, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROSPECTOR CAPITAL CORP.

	By:	/s/ Derek Aberle
		Name:	Derek Aberle
		Title:	Chief Executive Officer

Dated: December 4, 2023

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